SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 23 )

National Property Investors 5
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
Mr. Steve Cordes
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Bryan Cave LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 2, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

(Continued on following pages)

CUSIP No.	Not Applicable	13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSONS: AIMCO/BETHESDA HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,930 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

53,930 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,930 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,930 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

53,930 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,930 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page	4	of	7	Pages

1	NAME OF REPORTING PERSON: AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,930 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

53,930 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,930 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	5	of	7	Pages

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,930 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

53,930 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,930 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	6	of	7	Pages
Item 1. Security and Issuer
     The name of the issuer is National Property Investors 5, a California limited partnership (the “Partnership”), and the address of its principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the “Units”).
     This Amendment No. 23 (this “Amendment”) amends Item 4 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraph:
     The Partnership owns Willow Park on Lake Adelaide Apartments (“Willow Park”), a 185-unit apartment complex located in Altamonte Springs, Florida. On March 2, 2009, the Partnership entered into a Purchase and Sale Contract (the “Purchase Agreement”) with a third party, Wimsatt Construction Company, Inc., a Kentucky corporation (the “Purchaser”), to sell Willow Park to the Purchaser for a total sales price of $8,500,000. Willow Park is the Partnership’s last remaining property. Upon the completion of the sale of Willow Park and after the payment of the transaction related costs and other outstanding obligations of the Partnership, the Partnership will be dissolved and its affairs wound up in accordance with the terms of its partnership agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit 7.1	Agreement of Joint Filing, dated, March 13, 2009.

Exhibit 10.1	Purchase and Sale Contract between National Property Investors 5, a California limited partnership and Wimsatt Construction Company, Inc., a Kentucky corporation, dated March 2, 2009 (incorporated by reference to Exhibit 10.33 of the Partnership’s report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2009).

CUSIP No.	Not Applicable	13D	Page	7	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2009

AIMCO/BETHESDA HOLDINGS, INC. AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC. (General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Steve Cordes
Senior Vice President
of each of the foregoing entities